# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atour Lifestyle Holdings Ltd, CIK 0001853717
CUSIP: 04965M106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, China (F4), 00000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001701717

## Reporting persons
- First Beijing Investment Ltd: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 5,294,895; shared voting power 0; sole dispositive power 17,433,312; shared dispositive power 0; aggregate amount beneficially owned 17,433,312 (5.1% of the class)
  Comment: Exempt Reporting Advisor

## Item 1. Issuer
Name of issuer: Atour Lifestyle Holdings Ltd
Address of issuer's principal executive offices: 1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, CHINA, 00000

## Item 2. Person Filing
Name of person filing: First Beijing Investment Limited
Address of principal business office or, if none, residence: 16th Floor, On Building, 162 Queens Road, Central, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: These 17,433,312 Class A ordinary shares represent 5,811,104 ADSs (each representing 3 Class A ordinary shares) of the Issuer. There is no CUSIP number assigned to the ordinary shares, CUSIP number 04965M106 has been assigned to the American Depositary Shares ("ADS") of the Issuer. Each ADS represents three Class A ordinary shares, which are quoted on the Nasdaq Global Select Market under the symbol "ATAT".
Percent of class: 5.11%. The ownership is calculated based on 340,876,937 Class A ordinary shares of the Issuer outstanding as of December 31, 2024, according to the Form 20-F filed by the Issuer with Securities and Exchange Commission (the "SEC") on April 25, 2025.
Sole power to vote or to direct the vote: These 5,294,895 Class A ordinary shares represent 1,764,965 ADSs (each representing 3 Class A ordinary shares) of the Issuer.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,433,312. Same as Item 4.(a)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First Beijing Investment Ltd: LI JINGWEI, DIRECTOR (02/17/2026)